[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 27, 2006

VIA EDGAR AND FEDERAL EXPRESS

Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

  Re:
  The Sports Authority Inc.
  Green Equity Investors IV, L.P. and certain affiliates
  Schedule 13E-3/A
  Filed March 17, 2006
  File No. 5-52251

  Schedule 14A
  Filed March 17, 2006
  File No. 001-31746

Dear Ms. Murphy:

        On behalf of our client, The Sports Authority, Inc. ("Sports Authority" or the "Company"), we have set forth below the responses of the Company and, as applicable, Green Equity Investors, IV, L.P., GEI Capital IV LLC, Slap Shot Holdings Corp. and SAS Acquisition Corp. (collectively, the "Leonard Green Entities") to the comments of the Staff of the Securities and Exchange Commission (the "Staff") set forth in their letter of March 23, 2006 to Messrs.

Celeste M. Murphy, Esq.
March 27, 2006

Richard D. Katcher and Trevor S. Norwitz. The Company and the Leonard Green Entities are currently filing via EDGAR a revised preliminary proxy statement (the "Revised Proxy") and Amendment No. 2 to Schedule 13E-3 ("Amendment No. 2"). The Revised Proxy and Amendment No. 2 reflect Sports Authority's and, as applicable, the Leonard Green Entities' responses to the Staff's comments as well as certain conforming and updating changes.

        In response to the comments, the Company has agreed to change or supplement the disclosures in the Revised Proxy. It is doing so in order to cooperate with the Staff and address the Staff's views in a constructive manner and not because it believes that the original or revised filings were deficient or inaccurate in any respect. Accordingly, any revisions to or amendments of the filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

        The information provided in response to the Staff's comments has been supplied by the Company and, as applicable, the Leonard Green Entities, which are solely responsible for the adequacy and accuracy of the information, as applicable. The Company and the Leonard Green Entities also acknowledge that the Staff's comments or any changes in the disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Revised Proxy or the Amendment No. 2, and that neither the Company nor the Leonard Green Entities may assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        For ease of reference, we reproduce below the Staff's comments in bold, and include under each comment the response of the Company and, as applicable, the Leonard Green Entities. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the Revised Proxy.

Fairness of the Merger: Recommendation of Sports Authority's Board of Directors, page 9; and Position of the Leonard Green Entities Regarding the Fairness of the Merger, page 13

        1.     We note your amendment and response to prior comments 26 and 29, however, we still do not find a statement of the actual going concern value and the consideration of the same by any of the filing persons or by Merrill Lynch. Please revise accordingly.

        The disclosure on pages 12 and 14 of the Revised Proxy has been revised in response to the Staff's comment. We respectfully submit that, because the analyses of present value of Sports Authority's current plan and present value of a potential recapitalization are described in the section regarding Merrill Lynch's analysis, and because Item 1014 of Regulation MA only requires disclosure as to whether the consideration offered to unaffiliated security holders constitutes fair value in relation to going concern value,

Celeste M. Murphy, Esq.
March 27, 2006

Sports Authority and Merrill Lynch believe that the disclosure, as revised, is responsive to Item 1014 of Regulation MA and does not require further revision.

Certain Effects of the Merger, page 19

        2.     We note your amendment and response to prior comment 40. Please disclose the indirect interests held by Mr. Sokoloff through his affiliation with the Leonard Green Entities, as described in the table's footnote, in such a way as to show the effect of the Rule 13e-3 transaction on his interest in the net book value and net earnings of the company after the merger in both dollar amounts and percentages.

        We note that Mr. Sokoloff is either a partner, member or director of each of the Leonard Green Entities and by virtue of such positions, will have an indirect interest in Sports Authority following completion of the merger.

        The disclosure on page 24 of the Revised Proxy has been revised in response to the Staff's comment.

* * * * *

Celeste M. Murphy, Esq.
March 27, 2006

        Please do not hesitate to call me at (212) 403-1333 or Benjamin M. Roth at (212) 403-1378 with any questions regarding the foregoing.

Very truly yours,
/s/ TREVOR S. NORWITZ
Trevor S. Norwitz
cc:
Jennifer Bella Maguire, Esq. (Gibson, Dunn & Crutcher LLP)
Nesa E. Hassanein, Esq. (The Sports Authority, Inc.)